UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Emulex Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

292475209
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,591,760*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,591,760*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591,760*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

* Includes 143,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 786,404*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 786,404*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 786,404*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 31,200 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,140*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 516,140*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,140*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,140*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 516,140*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,140*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,140*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 516,140*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,140*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,250,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,250,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,250,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3333 Susan Street, Costa Mesa, California 92626.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(v)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(vi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(viii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 292475209

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard C LP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP NO. 292475209

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 3,448,760 Shares beneficially owned by Starboard V&O Fund is approximately $21,925,284, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 143,000 Shares owned beneficially by Starboard V&O Fund is approximately $161,590, excluding brokerage commissions. The aggregate purchase price of the 755,204 Shares beneficially owned by Starboard LLC is approximately $4,801,115, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 31,200 Shares owned beneficially by Starboard LLC is approximately $35,256, excluding brokerage commissions. The aggregate purchase price of the 495,140 Shares beneficially owned by Starboard C LP is approximately $3,148,675, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 21,000 Shares owned beneficially by Starboard C LP is approximately $23,730, excluding brokerage commissions. The aggregate purchase price of the 1,300,896 Shares held in the Starboard Value LP Account is approximately $8,272,853, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 54,800 Shares owned beneficially by the Starboard Value LP Account is approximately $61,924, excluding brokerage commissions

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 90,858,136 Shares outstanding, as of April 29, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013.

CUSIP NO. 292475209

A.	Starboard V&O Fund

(a)	As of the close of business on July 8, 2013, Starboard V&O Fund beneficially owned 3,591,760 Shares, including 143,000 Shares underlying call options.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 3,591,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,591,760
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on July 8, 2013, Starboard LLC beneficially owned 786,404 Shares, including 31,200 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 786,404
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 786,404
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on July 8, 2013, Starboard C LP beneficially owned 516,140 Shares, including 21,000 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 516,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 516,140
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 292475209

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 516,140 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 516,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 516,140
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 516,140 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 516,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 516,140
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on July 8, 2013, 1,355,696 Shares were held in the Starboard Value LP Account, including 54,800 Shares underlying call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 3,591,760 Shares owned by Starboard V&O Fund, (ii) 786,404 Shares owned by Starboard LLC, (iii) 516,140 Shares owned by Starboard C LP, and (iv) 1,355,696 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 292475209

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,591,760 Shares owned by Starboard V&O Fund, (ii) 786,404 Shares owned by Starboard LLC, (iii) 516,140 Shares owned by Starboard C LP and (iv) 1,355,696 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,591,760  Shares owned by Starboard V&O Fund, (ii) 786,404 Shares owned by Starboard LLC, (iii) 516,140 Shares owned by Starboard C LP and (iv) 1,355,696 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,591,760 Shares owned by Starboard V&O Fund, (ii) 786,404 Shares owned by Starboard LLC, (iii) 516,140 Shares owned by Starboard C LP and (iv) 1,355,696 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

CUSIP NO. 292475209

(b)	1. Sole power to vote or direct vote: 6,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,591,760 Shares owned by Starboard V&O Fund, (ii) 786,404 Shares owned by Starboard LLC, (iii) 516,140 Shares owned by Starboard C LP and (iv) 1,355,696 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,250,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund has purchased in the open market from counterparties the right to call up to 143,000 Shares at a price of $7 per Share, if such right is exercised prior to or on January 18, 2014.

Starboard LLC has purchased in the open market from counterparties the right to call up to 31,200 Shares at a price of $7 per Share, if such right is exercised prior to or on January 18, 2014.

Starboard C LP has purchased in the open market from counterparties the right to call up to 21,000 Shares at a price of $7 per Share, if such right is exercised prior to or on January 18, 2014.

Starboard Value LP through the Starboard Value LP Account has purchased in the open market from counterparties the right to call up to 54,800 Shares at a price of $7 per Share, if such right is exercised prior to or on January 18, 2014.

On July 8, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 292475209

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated July 8, 2013.

99.2	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 292475209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 292475209

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 292475209

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Class of Security	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Common Stock	28,800	6.3584	05/07/2013
Common Stock	28,800	6.2009	05/08/2013
Common Stock	28,800	6.1881	05/09/2013
Common Stock	28,800	6.1431	05/10/2013
Common Stock	43,200	6.1397	05/13/2013
Common Stock	43,200	6.2420	05/14/2013
Common Stock	43,200	6.2167	05/15/2013
Common Stock	43,200	6.2095	05/16/2013
Common Stock	43,200	6.2534	05/17/2013
Common Stock	28,800	6.2225	05/20/2013
Common Stock	14,400	6.2098	05/21/2013
Common Stock	14,400	6.2100	05/21/2013
Common Stock	57,600	6.1530	05/22/2013
Common Stock	28,800	6.1140	05/23/2013
Common Stock	14,400	6.1446	05/23/2013
Common Stock	28,800	6.1664	05/24/2013
Common Stock	28,800	6.2981	05/28/2013
Common Stock	14,400	6.2603	05/29/2013
Common Stock	28,800	6.2911	05/31/2013
Common Stock	43,050	6.4167	06/03/2013
Common Stock	86,100	6.5301	06/04/2013
Common Stock	57,400	6.4591	06/05/2013
Common Stock	28,700	6.4341	06/06/2013
Common Stock	28,700	6.4738	06/07/2013
Common Stock	28,700	6.4968	06/10/2013
Common Stock	57,400	6.5029	06/11/2013
Common Stock	43,050	6.4274	06/12/2013
Common Stock	14,350	6.4961	06/13/2013
Common Stock	28,700	6.5312	06/14/2013
Common Stock	57,400	6.4545	06/19/2013
Common Stock	86,100	6.3065	06/20/2013
Common Stock	86,100	6.3165	06/21/2013
Common Stock	57,400	6.1819	06/24/2013
Common Stock	71,750	6.1300	06/25/2013
Common Stock	166,058	6.2209	06/26/2013
Common Stock	23,362	6.2112	06/26/2013
Common Stock	19,471	6.3153	06/27/2013
Common Stock	56,826	6.4069	06/27/2013
Common Stock	124,758	6.4690	06/28/2013
Common Stock	154,285	6.5879	07/01/2013
Common Stock	157,300	6.6742	07/02/2013
Common Stock	57,200	7.6743	07/03/2013
Common Stock	57,200	7.5606	07/05/2013
Common Stock	28,600	7.5920	07/08/2013
January 2014 Call Option ($7 Strike Price)	1,430	1.1300	07/08/2013

CUSIP NO. 292475209

STARBOARD VALUE AND OPPORTUNITY S LLC

Common Stock	6,300	6.3584	05/07/2013
Common Stock	6,300	6.2009	05/08/2013
Common Stock	6,300	6.1881	05/09/2013
Common Stock	6,300	6.1431	05/10/2013
Common Stock	9,450	6.1397	05/13/2013
Common Stock	9,450	6.2420	05/14/2013
Common Stock	9,450	6.2167	05/15/2013
Common Stock	9,450	6.2095	05/16/2013
Common Stock	9,450	6.2534	05/17/2013
Common Stock	6,300	6.2225	05/20/2013
Common Stock	3,150	6.2098	05/21/2013
Common Stock	3,150	6.2100	05/21/2013
Common Stock	12,600	6.1530	05/22/2013
Common Stock	6,300	6.1140	05/23/2013
Common Stock	3,150	6.1446	05/23/2013
Common Stock	6,300	6.1664	05/24/2013
Common Stock	6,300	6.2981	05/28/2013
Common Stock	3,150	6.2603	05/29/2013
Common Stock	6,300	6.2911	05/31/2013
Common Stock	9,450	6.4167	06/03/2013
Common Stock	18,900	6.5301	06/04/2013
Common Stock	12,600	6.4591	06/05/2013
Common Stock	6,300	6.4341	06/06/2013
Common Stock	6,300	6.4738	06/07/2013
Common Stock	6,300	6.4968	06/10/2013
Common Stock	12,600	6.5029	06/11/2013
Common Stock	9,450	6.4274	06/12/2013
Common Stock	3,150	6.4961	06/13/2013
Common Stock	6,300	6.5312	06/14/2013
Common Stock	12,600	6.4545	06/19/2013
Common Stock	18,900	6.3065	06/20/2013
Common Stock	18,900	6.3165	06/21/2013
Common Stock	12,600	6.1819	06/24/2013
Common Stock	15,750	6.1300	06/25/2013
Common Stock	36,452	6.2209	06/26/2013
Common Stock	5,128	6.2112	06/26/2013
Common Stock	4,274	6.3153	06/27/2013
Common Stock	12,474	6.4069	06/27/2013
Common Stock	27,386	6.4690	06/28/2013
Common Stock	33,716	6.5879	07/01/2013
Common Stock	34,375	6.6742	07/02/2013
Common Stock	12,500	7.6743	07/03/2013
Common Stock	12,500	7.5606	07/05/2013
Common Stock	6,250	7.5920	07/08/2013
January 2014 Call Option ($7 Strike Price)	312	1.1300	07/08/2013

CUSIP NO. 292475209

STARBOARD VALUE AND OPPORTUNITY C LP

Common Stock	4,150	6.3584	05/07/2013
Common Stock	4,150	6.2009	05/08/2013
Common Stock	4,150	6.1881	05/09/2013
Common Stock	4,150	6.1431	05/10/2013
Common Stock	6,225	6.1397	05/13/2013
Common Stock	6,225	6.2420	05/14/2013
Common Stock	6,225	6.2167	05/15/2013
Common Stock	6,225	6.2095	05/16/2013
Common Stock	6,225	6.2534	05/17/2013
Common Stock	4,150	6.2225	05/20/2013
Common Stock	2,075	6.2098	05/21/2013
Common Stock	2,075	6.2100	05/21/2013
Common Stock	8,300	6.1530	05/22/2013
Common Stock	4,150	6.1140	05/23/2013
Common Stock	2,075	6.1446	05/23/2013
Common Stock	4,150	6.1664	05/24/2013
Common Stock	4,150	6.2981	05/28/2013
Common Stock	2,075	6.2603	05/29/2013
Common Stock	4,150	6.2911	05/31/2013
Common Stock	6,150	6.4167	06/03/2013
Common Stock	12,300	6.5301	06/04/2013
Common Stock	8,200	6.4591	06/05/2013
Common Stock	4,100	6.4341	06/06/2013
Common Stock	4,100	6.4738	06/07/2013
Common Stock	4,100	6.4968	06/10/2013
Common Stock	8,200	6.5029	06/11/2013
Common Stock	6,150	6.4274	06/12/2013
Common Stock	2,050	6.4961	06/13/2013
Common Stock	4,100	6.5312	06/14/2013
Common Stock	8,200	6.4545	06/19/2013
Common Stock	12,300	6.3065	06/20/2013
Common Stock	12,300	6.3165	06/21/2013
Common Stock	8,200	6.1819	06/24/2013
Common Stock	10,250	6.1300	06/25/2013
Common Stock	23,723	6.2209	06/26/2013
Common Stock	3,337	6.2112	06/26/2013
Common Stock	2,782	6.3153	06/27/2013
Common Stock	8,118	6.4069	06/27/2013
Common Stock	17,823	6.4690	06/28/2013
Common Stock	22,657	6.5879	07/01/2013
Common Stock	23,100	6.6742	07/02/2013
Common Stock	8,400	7.6743	07/03/2013
Common Stock	8,400	7.5606	07/05/2013
Common Stock	4,200	7.5920	07/08/2013
January 2014 Call Option ($7 Strike Price)	210	1.1300	07/08/2013

CUSIP NO. 292475209

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Common Stock	10,750	6.3584	05/07/2013
Common Stock	10,750	6.2009	05/08/2013
Common Stock	10,750	6.1881	05/09/2013
Common Stock	10,750	6.1431	05/10/2013
Common Stock	16,125	6.1397	05/13/2013
Common Stock	16,125	6.2420	05/14/2013
Common Stock	16,125	6.2167	05/15/2013
Common Stock	16,125	6.2095	05/16/2013
Common Stock	16,125	6.2534	05/17/2013
Common Stock	10,750	6.2225	05/20/2013
Common Stock	5,375	6.2098	05/21/2013
Common Stock	5,375	6.2100	05/21/2013
Common Stock	21,500	6.1530	05/22/2013
Common Stock	10,750	6.1140	05/23/2013
Common Stock	5,375	6.1446	05/23/2013
Common Stock	10,750	6.1664	05/24/2013
Common Stock	10,750	6.2981	05/28/2013
Common Stock	5,375	6.2603	05/29/2013
Common Stock	10,750	6.2911	05/31/2013
Common Stock	16,350	6.4167	06/03/2013
Common Stock	32,700	6.5301	06/04/2013
Common Stock	21,800	6.4591	06/05/2013
Common Stock	10,900	6.4341	06/06/2013
Common Stock	10,900	6.4738	06/07/2013
Common Stock	10,900	6.4968	06/10/2013
Common Stock	21,800	6.5029	06/11/2013
Common Stock	16,350	6.4274	06/12/2013
Common Stock	5,450	6.4961	06/13/2013
Common Stock	10,900	6.5312	06/14/2013
Common Stock	21,800	6.4545	06/19/2013
Common Stock	32,700	6.3065	06/20/2013
Common Stock	32,700	6.3165	06/21/2013
Common Stock	21,800	6.1819	06/24/2013
Common Stock	27,250	6.1300	06/25/2013
Common Stock	63,067	6.2209	06/26/2013
Common Stock	8,873	6.2112	06/26/2013
Common Stock	7,395	6.3153	06/27/2013
Common Stock	21,582	6.4069	06/27/2013
Common Stock	47,382	6.4690	06/28/2013
Common Stock	59,071	6.5879	07/01/2013
Common Stock	60,225	6.6742	07/02/2013
Common Stock	21,900	7.6743	07/03/2013
Common Stock	21,900	7.5606	07/05/2013
Common Stock	10,950	7.5920	07/08/2013
January 2014 Call Option ($7 Strike Price)	548	1.1300	07/08/2013